VINCI

RECEIVED

2004 DEC 20 P 4:1

Rueil, decemberr 10, 2004

[redacted]

04046961

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci increases interest in Autoroutes du Sud de la France to 22.7% ;
- Autoroutes du Sud de la France, the Government and Vinci sign an agreement concerning ASF'a ownership and capital governance structure ;
- Vinci sings new contracts with a total value of Euros 176m in central Europe ;
- Vinci wins Euros 31 million contract in Qatar ;
- Vinci and ADP bring relationship within ADPM to an end ;
- Warm mixes : the success of trial areas laid by Eurovia confirms the potential of this environmentally-friendly process.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Christian Labeyrie
Chief Financial Officer

1/3

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex

VINCI

Rueil-Malmaison, le 30 novembre 2004

Press release

VINCI increases interest in Autoroutes du Sud de la France to 22.7%

In application of the shareholders agreement signed on 25 November with the French government and Autoroutes du Sud de la France in respect of ASF's capital and corporate governance, VINCI has increased its interest in ASF to 22.7%.

Furthermore, based on its commitment to limit its holding as defined in the agreement, VINCI has today unwound the hedge position it took at the end of 2003 in the form of an equity swap involving 4.2% of ASF's capital.

The latter transaction will lead to net exceptional income (after tax) of €60 million in VINCI's 2004 financial statements.

[1] *VINCI has agreed not to increase its interest in ASF to more than 23% before 31 December 2007 except if:*

- *the Government's interest drops to below 50%*
- *a third party acquires an interest of more than 10%*
- *a third party launches a takeover bid for ASF*

Investor relations contact:
Véronique Orain
Tel: +33 1 47 16 45 39
Fax: +33 1 47 16 36 23
E-mail: vorain@vinci.com

Press contact:
Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
E-mail: kouadia@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com

EUROVIA

PRESS RELEASE

Warm mixes: The success of trial areas laid by Eurovia confirms the potential of this environmentally-friendly process

9 November 2004

Determined to take a pro-active approach to developing products that protect the environment, Eurovia initiated research in 2000 aimed at reducing the temperatures at which asphalt mixes (made from aggregate and bitumen) are produced and laid.

The research resulted in the development of an additive, Aspha-Min®, a synthetic zeolite containing approximately 20% crystalline water which is gradually released during the coating process. The use of this additive makes it possible to reduce asphalt mix coating - and laying - temperature by over 30°C, while maintaining its workability and density. This process can be used for all types of mixes and does not alter their mechanical properties following in situ application. In addition, no major changes in mix plants are needed.
Apart from the energy savings that are achieved (the processes reduces energy costs by approximately 20%), the lower coating temperature results in lower gas (CO_2, SO_2, NO_2 and VOC) emissions during mix production and laying. It therefore helps to protect the environment.

Following the first experimental trials at the end of 2002, Eurovia developed the process as part of a Motorway Innovation Charter signed in 2003 with Sétra, the Direction des Routes highway department, Cofiroute and ASFA (Association des Sociétés Françaises d'Autoroutes). Under this Charter, some 9,000 tonnes of warm mix were laid in two trial areas on the A81 motorway in September 2003 and May 2004 respectively.
To date, Eurovia has successfully completed some ten warm mix projects using a total of 53,000 tonnes. These projects, carried out in France, Germany and the United States, have demonstrated that the warm mix process can be used in all pavement courses (wearing, binder and base), mix formulations (very thin asphaltic overlay, thin asphaltic overlay, semi-coarse asphaltic concrete and road base asphalt), bitumen types (pure and polymer-modified) and grades, production methods (batch and continuous mix plants with and without recycling), laying conditions (outdoor temperature, humidity, etc.) and road types (motorways, departmental and national highways, urban streets, etc.).

.../...

EUROVIA PRESS CONTACT > Sabrina Thibault
18, place de l'Europe - 92565 Rueil-Malmaison Cedex - Tel. : + 33 1 47 16 48 36 - Fax : + 33 1 47 49 45 33
sthibault@eurovia.com

Warm mixes with Aspha-Min®: a process with multiple benefits

The warm mix technique has a wide variety of advantages. Under certain conditions warm mix can be a good alternative to conventional mix.

Off-season, when ambient temperatures are too low to lay conventional mix, warm mix retains its workability and can be applied.

Similarly, when ambient humidity is high and in bad weather, warm mix generates less water vapour (fog) than conventional mix during laying, thanks to its lower coating temperature.

The use of warm mix provides crews with better working conditions as a result of the reduced generation of odours and fumes and the lower temperatures at the worksite. These qualities make warm mix particularly well suited for use in confined spaces such as tunnels.

Finally, warm mix is an appropriate technique for use in projects requiring rapid re-trafficking.

Eurovia will present the warm mix with Aspha-Min® technique at the Salon des Maires et des Collectivités Locales exhibition held in Paris, 16 to 18 November 2004, Hall 3, Stand C15 and at Pollutec in Lyon, 30 November to 3 December 2004, Hall 7 Stand No. 7204

EUROVIA PRESS CONTACT > Sabrina Thibault
18, place de l'Europe - 92565 Rueil-Malmaison Cedex - Tel. : + 33 1 47 16 48 36 - Fax : + 33 1 47 49 45 33
sthibault@eurovia.com

VINCI and ADP bring relationship within ADPM to an end

ADP and VINCI Airports have decided to end their partnership within ADPM. The partnership agreement was originally signed by GTM and ADP in 1998. This led in particular to VINCI Airports having a 34% interest in ADPM, which operates internationally through holdings in airports and through technical and management assistance contracts.

As a result of this decision, ADP, which is to become a *société anonyme* (French limited liability company), will resume full ownership of its subsidiary. This will enable it to control the international growth of ADPM by focusing on its airport know-how.

VINCI Airports also intends to expand its airport operation business by drawing on the experience it has gained in several airports in France and other countries, and by exploiting synergies with the ground handling services provided worldwide by WFS.

ADP and VINCI Airports will continue to work together on existing contracts such as operating the group of airports in central and northern Mexico, which started in September 2000, and the operation of Phnom Penh and Siem Reap airports in Cambodia.

Although all exclusive commercial ties between VINCI and ADP will cease at the end of 2004, the two companies reserve the right to enter into new collaborative arrangements on a case-by-case basis.

VINCI press contact: Pierre Coppey
Tel: +33 1 47 16 35 41
E-mail: pcoppey@vinci.com

ADP press contact: Jérôme Dutrieux
Tel: +33 1 43 35 70 70
E-mail: infopresse@adp.fr

This press release is available in French, English and German on VINCI's website at www.vinci.com

Rueil-Malmaison, 17 November 2004

PRESS RELEASE

VINCI wins €31 million contract in Qatar

VINCI, through its subsidiary VINCI Construction Grands Projets, has signed a contract for a liquefied natural gas (LNG) storage tank with a capacity of 140,000 cubic metres for Rasgas, a subsidiary of state-owned Qatar Petroleum. The tank will be built at Ras Laffan, 80 km to the north of Doha, the capital of Qatar.

The total value of the contract, won in a consortium with MHI (Mitsubishi Heavy Industries), is €31 million ($39.7 million). The civil engineering component to be carried out by VINCI Construction Grands Projets is worth €14 million ($17.9 million).

Work will start immediately with a view to completion by April 2007.

VINCI Construction Grands Projets has been operating in the LNG storage tank business for over 20 years. Its contracts in this field have included the construction of tanks in France (Fos sur Mer), Qatar, Nigeria and Egypt. The tanks optimise the storage of liquefied natural gas, a non-polluting energy source of which the reserves are greater than those of oil.

Press contact: Sophie Mairé
Tel: +33 1 47 16 30 65
Fax: +33 1 47 16 49 45
E-mail: smaire@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com

VINCI

Rueil-Malmaison, 18 November 2004

Press release

VINCI signs new contracts with a total value of €176m in central Europe

Through its subsidiaries Hídépítö, Warbud, SMP and SSZ, VINCI has just signed several contracts in central Europe.

In Hungary, Hídépítö won a contract from National Motorway Ltd to build the Dunaújváros bridge 70 km south of Budapest in a consortium with the Hungarian company Vegyépszer. The project includes a 3.3 km approach road which is part of the M8 motorway and a 314 metre bridge over the Danube. Within the consortium, Hídépítö will be responsible for building one of the two approach viaducts, for waterproofing and corrosion protection works and for maritime works, totalling €67m. The work is scheduled for completion in November 2006.

Hídépítö also won the contracts to build a 400-space, 5-level underground car park in Budapest worth €7m and a waste water treatment plant worth €6m. The plant will serve the cities of Deszk, Kübekhaza, Tiszasziget and Ujszentivan in the south of the country.

In Poland, Gillette has awarded to Warbud the contract to build a production centre in Lódz for an overall amount of €48m. The project includes a 40,000 m^2 plant, an 18,000 m^2 warehouse and a 37,000 m^2 distribution centre, i.e. an overall surface area of 95,000 m^2. Work is to be completed by September 2005.

Warbud also won the Marina Mokotóv housing complex follow-up contract in Warsaw. This second phase, with a value of €29m, covers 12 4-to-7 storey buildings comprising 662 apartments as well as car parks on a total surface area of 104,000 m^2. Work is scheduled to take 21 months and to be completed in April 2006. The first phase of the project covered 434 apartments in 14 buildings, with a value of €23m.

In the Czech Republic, SMP, in a consortium with SSZ, Berger and Strabag, has won the contract to build the I6 highway from Karlovy Vary toward Germany. As part of this contract, SMP is to build a 540 metre long bridge with a value of €11m. The work, now getting under way, will last until July 2008.

In addition, SMP has just been awarded the first phase of the bypass at the city of Nymburk, 60 km east of Prague, in a consortium with two local companies, PSVS and Metrostav. This 2.4 km project notably includes a 530 metre bridge across the Elbe to be built by SMP for €8m. Work is starting this month and will be completed in July 2006.

These sales successes confirm the quality of VINCI's locations in central Europe, where the Group is expanding its market share.

Press contact: Sophie Mairé
Tel: +33 (0)1 47 16 30 65
Fax: +33 (0)1 47 16 49 45
e-mail: smaire@vinci.com

Liberté • Égalité • Fraternité
RÉPUBLIQUE FRANÇAISE

MINISTRE D'ÉTAT, MINISTRE DE L'ÉCONOMIE, DES FINANCES ET DE L'INDUSTRIE

Press Release | Press Release

http://www.minefi.gouv.fr

Paris, November 25, 2004

Autoroutes du Sud de la France, the Government and Vinci sign an agreement concerning ASF's ownership and capital governance structure

Nicolas Sarkozy, Minister of the Economy, Finance and Industry, has announced the signature by the government, Autoroutes du Sud de la France and the Vinci Group, of an agreement concerning ASF's ownership and capital governance structures. The agreement was approved by the ASF Board of Directors on November 24.

Under the terms of the agreement:

- The government will vote in favor of the appointment to the ASF Board of any candidate proposed by Vinci.
- Vinci will not increase its interest in ASF to more than 23% throughout the period covered by the agreement.
- Vinci will protect and promote management independence at ASF.
- The director representing Vinci on the ASF Board will abstain from voting on any matters that may give rise to a conflict of interest between the two companies.

The agreement will expire on December 31, 2007 or upon the occurrence of any of the following events:

- Reduction in the government's stake to less than 50%.
- Acquisition by a third party of more than 10% of ASF's capital.
- Third party takeover bid for ASF.

The Minister expressed his satisfaction with the agreement, which establishes a clear, long-term framework for ASF's ownership structure, two and a half years after the Company's stock market flotation. It will help ASF and Vinci to build on their June 2004 cooperation agreement, enabling ASF to continue to grow in the best interests of all of its shareholders.